07023126

RECEIVED
2007 MAY -2 A 6:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

PRICER

PRESS RELEASE

from Pricer AB (publ) April 11th, 2007

NOTICE

The shareholders in Pricer AB (publ) are hereby invited to attend the Annual General Meeting at 5:00 p.m. on 9 May 2007 at Scandic Infra City, Kanalvägen 10, in Upplands Väsby.

Notification

Shareholders who wish to participate in the Annual General Meeting (AGM):

must be recorded in their own names in the register of shareholders maintained by VPC AB (the Nordic Central Securities Depository) no later than Thursday, 3 May 2007, and

must notify the Company of their intention to participate in the AGM no later than 4:00 p.m. on Friday, 4 May 2007, by mail to Pricer AB (publ), Bergkällavägen 20-22, SE-192 79 Sollentuna, by telephone +46 (0)8-505 582 00, by fax +46 (0)8-505 582 01 or by e-mail to info@pricer.com. The notification should include name, address, telephone number, personal or corporate identity number and registered holding.

To be entitled to participate in the AGM, shareholders whose shares are registered in the name of a trustee must temporarily re-register the shares in their own names. Such re-registration should be requested from the trustee well in advance of 3 May 2007.

Where appropriate, proof of authorisation such as a form of proxy or certificate of registration should be sent to the Company prior to the AGM.

Agenda

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

1. Opening of the AGM.
2. Election of a Chairman of the AGM.
3. Preparation and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two persons to check and sign the minutes.
6. Determination as to whether the AGM has been duly convened.
7. Address by the President of Pricer AB.
8. Presentation of the annual report and the audit report as well as the consolidated financial statements and the audit report for the Group.
9. Resolutions regarding
   a) adoption of the profit and loss account and balance sheet as well as the consolidated profit and loss account and consolidated balance sheet,
   b) allocation of the Company's profit or loss according to the adopted balance sheet,
   c) discharge from liability of the members of the Board of Directors and the President.

10. Determination of fees to be paid to the Board of Directors and Auditors.

11. Election of the Board of Directors.

12. Principles for appointment of the Nomination Committee.

13. Principles for remuneration to senior executives.

14. Authorisation to decide on the issuance of shares.

15. Authorisation for the President to make formal changes in connection with registration.

16. Adjournment of the AGM.

Proposals of the Nomination Committee:

Items 10 and 11: The work of the Nomination Committee is not yet completed. The Company will publish the Nomination Committee's recommendations for election of Board members and the Board Chairman and the amount of fees and remuneration as soon as these are available.

Item 12: The Nomination Committee proposes that the Board Chairman be authorised to contact the three largest shareholders in the Company and request each appoints one representative to serve on a Nomination Committee, together with the Board Chairman, for the period until the appointment of a new Nomination Committee as authorised by the next AGM. If any of the three largest shareholders refrains from appointing a representative, the shareholder next in order of voting power shall have the right to appoint a representative. The names of the members of the Nomination Committee shall be published at the latest in connection with the year-end report for 2008. The three largest shareholders shall be determined on the basis of the known number of votes immediately prior to the date of publication.

If, during the mandate period of the Nomination Committee, one or several of the shareholders that have appointed members to the Nomination Committee are no longer among the three largest shareholders in terms of voting power, the members appointed by these shareholders shall vacate their seats on the committee and the shareholder(s) that are currently among the three largest holders of votes shall have the right to appoint representatives. However, no changes shall be made in the composition of the Nomination Committee unless there is special reason to do so, if only marginal changes in voting power have taken place or if the change occurs less than two months before the AGM. A shareholder that has appointed a representative to the Nomination Committee has the right to remove such member and appoint a new member in his or her place. If a member leaves the Nomination Committee before its work is completed, the shareholder that has appointed the member shall have the right to appoint a replacement. Changes in the composition of the Nomination Committee shall be published immediately on the Company's website.

The Nomination Committee shall prepare recommendations on the following matters to be submitted to the 2008 AGM for decision: (a) election of the Board of Directors, (b) election of the Board Chairman, (c) the amount of fees to be paid to independent Board members and the apportionment between the Chairman and other members of the Board, as well as the amount of compensation for work on the committees, (d) election of auditors and the amount of auditing fees (e) election of Chairman of the AGM.

Proposals of the Board of Directors:

Item 9 b: The Board of Directors has decided not to propose any dividend.

Item 13: The Board of Directors proposes that AGM adopt the following principles for remuneration to senior executives. Senior executives include the President and CEO, the CFO and other members of the Group's executive management.

Pricer shall offer a total remuneration package that is market-based, with respect to conditions in the country where each member of the executive management resides, and enables the Company to recruit and retain qualified senior executives. Remuneration to senior executives shall consist of basic salary, a variable salary component, pension and other customary benefits.

Basic salary is determined individually and is based on each executive's role, performance, results and responsibilities. The level of salary shall be market-based and shall be reviewed yearly. The variable salary component is based on the attainment of financial targets and individually set goals. The amount of variable salary shall not exceed basic salary.

The pension benefits of senior executives shall be market-based and should be of the defined contribution type or comparable to a public pension plan.

In order to encourage senior executives to align their long-term objectives with those of the Company's shareholders, the Company shall be able to offer incentives in the form of share-based instruments, in addition to salary, pension and other forms of compensation.

In the event of termination, the President has a mutual notice period of six months and is entitled to termination benefits corresponding to 18 monthly salaries regardless of whether employment has been terminated by the President or the Company. The notice period for other senior executives varies, but may in no case exceed 12 months. Other senior executives are not entitled to termination benefits.

The Board of Directors shall have the right to deviate from the above guidelines if the Board deems this to be motivated by special reasons in an individual case.

Item 14: The Board of Directors proposes that AGM authorise the Board, on one of more occasions during the period before the next AGM, to decide on the issuance of no more than 50,000,000 new shares of class B. The Board shall have the right to decide on the issuance of shares in exclusion of the shareholders' pre-emptive rights, with or without non-cash consideration. The reason for exclusion of pre-emptive rights and non-cash consideration is to allow the Company to issue shares in connection with the acquisition of companies, operations or rights.

For valid decision, the resolution must be supported by shareholders representing at least 2/3 of both the number of votes exercised and the number of shares represented at the AGM.

Documentation for the AGM

The annual report and audit report for the 2006 financial year will be available on the Company's website as of 11 April 2007. For reasons of cost, the annual report will be distributed only to those shareholders who so request and who provide their mailing address.

Sollentuna, April 2007
Pricer AB (publ)
The Board of Directors

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

Pricer offers solutions for more efficient and secure price information through electronic information systems to the retail industry. The Pricer system significantly improves consumer benefit and store productivity. Pricer, founded in 1991 in Uppsala, Sweden, is the leading supplier of electronic display and information systems to the retail industry.

Offering the most complete ESL solution Pricer has over 3,000 installations across three continents. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the Nordic Small Cap list of OMX. For further information, please visit Pricer's website. A subscription service for online news releases via e-mail is available on the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) April 11, 2007

Casino continues ESL deployment – Signs new contract with Pricer

Pricer has been chosen to roll out the remaining Casino supermarkets after Pricer successfully completed the 2006 deployment wave. The agreement represents 42 supermarkets in France and the installations will commence in April and are to be finished before the year end.

"This is a milestone in our relationship since it marks Casino's first ESL deployment order with the Pricer organization since the Eldat acquisition," says Jan Forssjö, President and CEO, Pricer AB. "Casino has clearly put their trust in Pricer, in our ability to serve the Casino organization through ESL, in our vision for the future."

In 2003 Casino deployed a first wave of Eldat ESL in their French corporately owned hypermarkets. Following the success of the implementation, the program was accelerated in 2004 and involved both hypermarkets as well as French supermarkets. Casino was one of the first retailers to understand the total value of ESL, implementing from day one stock information directly at the shelf edge. "Pricer has provided the support and flexibility we need to continue building our in-store marketing and supply chain processes," says Philippe Marxgut, Director Client Services, Groupe Casino. "On top of this, the new company will have greater access to new technologies and be able to offer quicker product enhancements." By the end of 2007 Casino will have installed approximately 240 supermarkets and 108 hypermarkets, or approximately 7 million ESL in France.

"We have invested considerable efforts to integrate the Eldat people and products into our implementation processes to ensure that all customers will benefit from the merged activities", says Charles Jackson, Vice President Sales and Marketing, Pricer AB. "These implementation skills are seen as a key factor in Casino's decision for their deployment with us as prime contractor."

Today, Pricer has built up a deployment organisation that will have deployed over 20 million ESL by the end of 2007 in France alone. This team is capable of carrying their skills to any part of the world and have been part of many such transfers from French retailers.

"The implementation has been industrialised to such an extent that Casino has been able to effortlessly manage process change and release immediate value without any business disruptions", comments Pricer's Key Account Manager for Casino global business, Marc Poncet. "It is time now to export Casino France's experience across their strategic markets".

For further information, please contact:
Jan Forssjö, President and CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 3,000 installations across three continents with approximately 60% market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) April 11, 2007

Pricer settles a dispute and receives SEK 7M

Pricer AB (publ) and the Vendors of Eldat Communication Ltd have agreed to settle a warranty claim relating to insufficient financial provisions. Pricer receives an amount of approximately SEK 7M from the Vendors as compensation. As part of this settlement all shares held in escrow will be released to the Vendors. No further warranty claims can be made by either party in relation to Pricer's acquisition of Eldat Communication Ltd.

For further information, please contact:
Jan Forssjö, President and CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 3,000 installations across three continents with approximately 60% market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate identity number: 556427-7993

END